Exhibit 7(c)

Private and Confidential

MR. GREGORY B. MAFFEI
c/o Qurate Retail, Inc.
12300 Liberty Boulevard
Englewood, CO 80112

May 18, 2021

Via Email and Federal Express

Mr. John C. Malone
c/o Qurate Retail, Inc.
12300 Liberty Boulevard
Englewood, CO 80112

Dear John:

I am writing to offer to acquire for $14.00 per share in cash, securities or such other form of consideration as we may mutually agree, all of the shares of Series B common stock, par value $0.01 per share of Qurate Retail, Inc. (the "Company") owned by you or any other person that is a member of the "Malone Group" as defined in the Call Agreement dated as of February 9, 1998 between Tele-Communications, Inc. and you and Leslie Malone (as amended from time to time), subject to the terms set forth below.

This price represents a premium of 9% over the $12.81 closing share price of the Series A Common Stock on May 17, 2021, and a 13% premium over the $12.38 average closing share price of the Series A Common Stock over the last 30 trading days.

This proposal is an endorsement of the Company and its prospects. I believe the transaction would be a positive for the Company by more closely aligning its voting interests with current management.

This proposed transaction is not subject to due diligence or a financing contingency, but is subject to the negotiation and execution of mutually agreeable documentation and the Company's Board of Directors approving the proposed transaction for purposes of Section 203 of the Delaware General Corporation Law.

I look forward to discussing this proposal with the Company and you at your earliest convenience. Thank you.

Sincerely.

/s/ Gregory B. Maffei